Bradford & Bingley

03 SEP 22 AM 7:21

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

03032143

Tel. 01274 806106

11 September 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Yours faithfully,

SUPPL

Phil Kershaw
Deputy Company Secretary

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:14 26 Aug 2003
Number	0480P

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Tuesday, 26 August 2003 at a price of 316.56p per share.

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03 SEP 22 7:21

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:08 27 Aug 2003
Number	0986P

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Wednesday, 27 August 2003 at a price of 310.09p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:13 29 Aug 2003
Number	2026P

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Friday, 29 August 2003 at a price of 305.90p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:40 2 Sep 2003
Number	3077P

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Tuesday, 2 September 2003 at a price of 307.24p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:44 5 Sep 2003
Number	4738P

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Friday, 5 September 2003 at a price of 308.67p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:13 9 Sep 2003
Number	5815P

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 150,000 of its ordinary shares on Tuesday, 9 September 2003 at a price of 308.86p per share.

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